Xerium Technologies, Inc. 14101 Capital Boulevard Youngsville, NC 27596 Tel: 919-526-1400 Fax: 919-526-1430

December 20, 2013

VIA EDGAR SUBMISSION

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Xerium Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 11, 2013
Form 10-Q for the Quarterly Period Ended September 30, 2013
Filed November 6, 2013

File No. 01-32498

Dear Ms. Thompson:

Xerium Technologies, Inc. (referred to as “the Company”, “we”, “our” or “us”) hereby submits its responses to the comments issued by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 21, 2013 regarding the above-referenced Annual Report on Form 10-K filed with the Commission on March 11, 2013 (“Form 10-K”) and Quarterly Report on Form 10-Q filed with the Commission on November 6, 2013 (“Form 10-Q”). The numbered responses below correspond to the numbered comments and headings used in the Staff’s November 21, 2013 letter. This response letter includes each comment from the Staff in bold type with the Company’s response set forth immediately below.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 31

1.
Explain to us and disclose what effect your maintenance and repair services business had on your results of operations for the periods presented. In doing so, tell us and disclose if these services have a disproportionate impact on gross margins or operating income as compared to your other revenues.

COMPANY RESPONSE:

In order to appropriately address the Staff’s question, we feel it is necessary to provide some further background regarding the activities that constitute our rolls cover segment. Paper-making machines require a regular supply of roll covers which must be replaced regularly to sustain high quality paper output and operate efficiently. Roll covers also require regular refurbishment, a service that we provide to our customers. Paper producers typically replace roll covers every two to five years and refurbish roll covers several times between replacements.

Roll Covers - In connection with our roll covering business, we manufacture, refurbish and replace covers for all types of roll applications used in paper-making machines, such as press section rolls including suction rolls, lump breaker rolls, coater rolls, sizing rolls, calendar rolls and all purpose conveying rolls. These metal rolls are covered with an exterior layer of rubber, polyurethane, composite or ceramic, each of which is designed for use in a particular phase of the paper-making process. Roll services, including refurbishment and maintenance, may be performed on the rolls at the time of recovering and many times between recovering. These services are described below.

Services - Roll covers are typically refurbished several times over the two to five years they are in service before needing replacement. Refurbishment typically includes the regrinding of the roll cover to standard specifications and inspecting the bearings and other mechanical components of the roll. As with roll cover replacement, refurbishment is performed at the Company’s manufacturing facilities. We also offer a wide range of mechanical maintenance and repair services for the internal mechanisms of rolls. Paper producers are increasingly finding it economical to have the company that refurbishes or replaces a roll cover also perform work on the internal roll mechanisms at the same time, which avoids dealing with multiple suppliers and incurring additional time and transportation charges. These are the services we consider to be in the category of maintenance and repair.

Because the roll covering and rolls servicing business activities are being performed at the same manufacturing sites utilizing similar equipment and the same pool of skilled personnel, the cost structure for our rolls covering and rolls servicing businesses is similar. Given the similarity between cost structures, the Company's Chief Operating Decision Maker ("CODM") reviews gross margins at the rolls segment level (i.e., the level that combines the roll covering and rolls services) and reviews results of operations of the roll covering and related services businesses at the variable contribution margin level as discrete financial information below those levels is not considered useful. Due to how our CODM views this segment, the Company does not need to maintain discrete financial information regarding gross margin or operating results at a level that distinguishes between our roll covering and our rolls services businesses.

However, in order to respond to the Staff's question regarding service business gross margins, the Company performed a manual allocation (based on revenue) of rolls segment fixed costs to the roll covering and roll service businesses to estimate distinct gross profits and gross margins. As can be seen in the chart below, the estimated gross margins of the rolls segment and rolls service businesses are within a tight range. The impact of our service businesses on our roll covers and clothing revenues and gross profits for the periods presented in our Form 10-K is as follows (dollars in thousands):

	12/31/2012	12/31/2011	12/31/2010
Total Clothing Segment
Net Sales	$354,172	$386,433	$359,686
Cost of Goods Sold	$224,711	$241,751	$217,404
Gross Profit	$129,461	$144,682	$142,282
Gross Margin	36.6%	37.4%	39.6%

Total Roll Segment
Net Sales	$184,568	$200,527	$188,648
Cost of Goods Sold	$121,912	$131,455	$118,854
Gross Profit	$62,656	$69,072	$69,794
Gross Margin	33.9%	34.4%	37.0%

Maintenance and Repair Services (included in Roll Segment above)
Net Sales	$43,987	$46,750	$42,495
Cost of Goods Sold	$28,759	$30,431	$26,283
Gross Profit	$15,228	$16,319	$16,212
Gross Margin	34.6%	34.9%	38.2%

As indicated in the table above, we have concluded that the rolls services business does not have a disproportionate impact on the Company's gross margins for any of the periods presented.  In addition, the Company reviewed revenues and cost of goods sold of the services business and determined that it is immaterial for purposes of segregating service revenues and cost of goods sold for all periods presented in its Form 10-K , as shown below (dollars in thousands):

	12/31/2012	12/31/2011	12/31/2010
Total Revenue	$538,740	$586,960	$548,334
Total Service Revenue	$43,987	$46,750	$42,495
% of Total Revenue	8.2%	8.0%	7.7%

	12/31/2012	12/31/2011	12/31/2010
Total Cost of Goods Sold	$345,171	$370,754	$333,958
Total Service Cost of Goods Sold	$28,759	$30,431	$26,283
% of Total Cost of Goods Sold	8.3%	8.2%	7.9%

Critical Accounting Policies and Estimates, page 37

Impairment of Goodwill and Indefinite-Lived Intangible Assets, page 38

2.
Based on the figures provided on page 39, it appears that you derived fair values of $338 million for your clothing reporting unit and $188 million for your roll covers reporting unit during your goodwill impairment test performed as of December 31, 2012. It also appears that the carrying values used in the impairment test were approximately $284 million for your clothing reporting unit and $132 million for your roll covers reporting unit. Please confirm whether or not our understanding is correct and address the following comments related to your latest goodwill impairment test:

•
Tell us your overall market capitalization and enterprise value as of December 31, 2012 and reconcile these values to the aggregate reporting unit fair values derived in your impairment test. Ensure you tell us how you estimated any control premiums. Please be detailed in your explanation.

•
We note that you have recognized cumulative pre-tax net losses during the five-year period presented in your Selected Financial Data. We also note that your market capitalization declined below $50 million during fiscal 2012 and that you have established a valuation allowance of approximately $112 million on your deferred tax assets as of December 31, 2012. Please explain to us how, despite these negative circumstances, the fair values of your reporting units exceeded their carrying values at December 31, 2012. In doing so, please explain to us any significant differences between projections and assumptions used in your goodwill impairment test and those used in your valuation allowance assessment.

COMPANY RESPONSE:

We respectfully advise the Staff that its understanding is correct that we derived fair values of $338 million for the clothing reporting unit and $188 million for the roll covers reporting unit and calculated carrying values of $284 million for the clothing reporting unit and $132 million for the roll covers reporting unit within our goodwill impairment test performed as of December 31, 2012 in accordance with ASC 350 Intangibles - Goodwill and Other ("ASC 350").

Our responses to the bulleted paragraphs above are provided below and are numbered to correspond to the order of the Staff's inquiries.

1. Market Capitalization and Enterprise Value

We have summarized our overall market capitalization and enterprise values at December 31, 2012 and have reconciled these to the aggregate reporting unit fair values below (dollars in thousands):

Market Capitalization and Enterprise Value of the Company at December 31, 2012

Market Capitalization	$53,628
Plus Debt	444,992
Enterprise Value of the Company	$498,620

Derived Fair Value by Reporting Unit at December 31, 2012
	Clothing	Rolls	Total
Indicated Fair Value of Invested Capital	$338,034	$188,769	$526,803
Less Debt	(328,480)	(116,512)	(444,992)
Fair Value of Equity - Control Basis	$9,554	$72,257	$81,811

Market Capitalization Reconciliation

Fair Value of Equity - Control Basis	$81,811
Market Capitalization of the Company	53,628
Implied Control Premium	52.6%

An implied control premium of 52.6% was calculated when comparing the fair value of equity on a control basis to the Company's market capitalization. This premium represents synergies that would be obtained by the most likely acquirer of the rolls and clothing businesses. These synergies are the result of corporate costs that would either be eliminated by the acquisition or non-incremental to the acquisition. Also contributing to the size of the control premium is the Company's low market capitalization at December 31, 2012. The Company has initiated multiple cost reduction and restructuring initiatives over the past 18 months. These initiatives were accounted for in management's 5 year cash flows used in the income approach discussed below. However, at December 31, 2012, we believe analysts and investors did not factor in these savings to value the Company. During 2013, as certain of the cost savings initiatives have begun to be implemented and savings have been realized by the Company, Xerium's market capitalization has significantly increased on sales increases of just 2%. Our 2013 quarterly market capitalization has been $81.6 million, $152.7 million and $173.9 million at March 31, 2013, June 30, 2013 and September 30, 2013, respectively.

In calculating the derived fair value of equity on a control basis above, along with our external valuation expert, we used both an income approach and a market approach, each weighted at 50% based on standard valuation practices. Under the market approach, we selected guideline public companies’ which included Albany International, Inc., Kadant, Inc. and the Company. We performed certain financial analysis in the evaluation of the guideline companies, focusing on enterprise value to revenue and EBITDA multiples. Based on this analysis, a size adjustment of (20.0%) was applied to the selected multiples to take into account the differences in the size and risk profile of each reporting unit as compared to the guideline companies. Limited control premium data was available for the industries in which the reporting units operate. Based on the low industry growth expectations, we selected a 15.0% control premium.

2. The Fair Value of the Company's Reporting Units

We respectfully advise the Staff that the drivers of significant differences between projections and assumptions used in our goodwill impairment test and those used in our valuation allowance assessment include (i) unallocated charges and (ii) expected restructuring savings.

(i) Unallocated Charges - Certain charges are excluded from the Clothing/Rolls reporting unit cash flows for purposes of determining fair value of equity under the income approach. As stated above, some of these charges were excluded because they would either be eliminated through acquisition or be non-incremental to an acquisition. These unallocated costs are as follows for the year ending December 31, 2012 (dollars in thousands):

Unallocated Corporate Overhead Costs (US jurisdiction)	$(11,868)
Non-recurring expenses relating to CEO retirement (US jurisdiction)	(3,385)
Interest Expense, net (US and Foreign jurisdictions)	(37,878)
Total	$(53,131)

Similar types of charges have been included in profit before tax, and over the past several years, (with the exception of the CEO retirement costs), have resulted in increases in our net operating loss carry-forwards ("NOL's") in both US and foreign jurisdictions.
(ii) Expected Restructuring Savings - The Company initiated and planned multiple cost reduction and restructuring initiatives as of December 31, 2012 primarily in our foreign jurisdictions. These initiatives were accounted for in management's 5 year cash flows used to determine fair value under the income approach. However, at December 31, 2012, these benefits had not been fully realized. ASC 740, Income Taxes, requires companies to use judgment in considering the estimates of future income when evaluating the need for valuation allowances, stating that companies should include projected future income in their evaluation of the need for a valuation allowance to the extent the projections can be supported at a more-likely-than-not level. We consider both positive and negative evidence in our evaluation of the need for a valuation allowance, and objective evidence is given greater weight than subjective evidence.
For the past several years, the Company’s US and certain foreign jurisdictions have experienced losses before income tax, and we have considered such a result to be negative and objective evidence against realization of the deferred tax asset. We have also considered projections of future income, including projections of expected restructuring savings, to the extent the projections can be supported at a more-likely-than-not level. In the US and certain foreign jurisdictions, such positive evidence has not outweighed negative evidence given that the positive evidence is less objective. Therefore a significant portion of the Company's deferred tax assets, primarily consisting of NOL's, remained reserved at December 31, 2012.
Item 8. Financial Statements and Supplementary Data, page 4 Consolidated Statements of Operations, page 50

3.
Please tell us the significance of revenues earned from all maintenance and repair services and your evaluation of the applicability of Rule 5-03 of Regulation S-X regarding separate reporting of revenues and costs of revenues from these services.

COMPANY RESPONSE:

The Company respectfully provides the Staff summaries of the maintenance and repair service revenue and cost of maintenance and repair service revenue as follows (dollars in thousands):

	12/31/2012	12/31/2011	12/31/2010
Total Revenue	$538,740	$586,960	$548,334
Total Service Revenue	$43,987	$46,750	$42,495
% of Total Revenue	8.2%	8.0%	7.7%

	12/31/2012	12/31/2011	12/31/2010
Total Cost of Goods Sold	$345,171	$370,754	$333,958
Total Service Cost of Goods Sold	$28,759	$30,431	$26,283
% of Total Cost of Goods Sold	8.3%	8.2%	7.9%

Because that both maintenance and repair service revenue and maintenance and repair service costs of goods sold are less than 10% of consolidated revenue and cost of goods sold, the Company has combined these revenues and costs with net sales and cost of goods sold in its Consolidated Statements of Operations in accordance with Rule 5-03 of Regulation S-X. In future filings, if maintenance and repair service revenue and maintenance and repair service cost of good sold exceeds 10% of consolidated revenue and cost of goods sold, the Company will provide separate reporting of revenues and costs of goods sold from these services in its Consolidated Statements of Operations as required by Rule 5-03 of Regulation S-X.

2. Accounting Policies, page 55

4.
Tell us and disclose how you recognize revenue related to the maintenance and repair services you provide. Refer to the services disclosure beginning on page 7. In this regard, explain to us if these services are provided under separate contract or combined with the product sale contracts.

COMPANY RESPONSE:

In accordance with ASC 605 Revenue recognition ("ASC 605"), the Company recognizes revenue on refurbishment and mechanical service sales when (a) persuasive evidence of an arrangement exists, (b) the price is fixed and determinable, (c) delivery of the roll to the customer has occurred, and (d) there is a reasonable assurance of collection of the sales proceeds. The Company generally obtains written purchase authorizations from customers for a specific service at a specified price and considers delivery and transfer of title to have occurred primarily at the time of shipment. Revenue is recorded net of applicable allowances, including estimated allowances for returns, rebates, and other discounts.

The Company does not enter into long term contracts where we sell products along with maintenance for a specified term. Roll cover products and services are contracted on an as-needed basis, where the needs of the customer dictate whether we provide a product and service or just service. The roll covering, refurbishment, and/or mechanical service work performed by the Company is viewed as a single transaction with all of the revenue being recognized once the work has been performed and the roll has been shipped back to the customer. For example, if a roll is sent to the Company for a new cover as well as refurbishment services, no revenue will be recognized until both the covering and service have been completed, and the roll is shipped back to the customer. No further performance is required by the Company.

10. Stock-Based Compensation and Stockholders’ Deficit, page 76

5.
You disclose on page 80 that you calculate the grant-date fair value of RSU’s based on the closing price of your common stock on the date of grant. Please tell us why you valued certain RSU’s issued during fiscal 2010 using a Black Scholes-Merton pricing model.

COMPANY RESPONSE:

As noted on page 80 of our Form 10-K, on September 22, 2010 the Company amended the terms of the 25,000 market-based RSUs awarded to Stephen Light, our former CEO on January 1, 2010 that were based on certain shareholder return targets. The terms of the original award that were related to the achievement of shareholder return targets represent a market condition in accordance with ASC 718 "Compensation - Stock Compensation" ("ASC 718"). The amendment changed the terms of the award whereby 65% of the award vested based on the Company meeting a certain financial target at the end of a three-year period. (i.e., a performance condition) and 35% of the award vested based on a three-year service period. ASC 718 indicates that a modification to the terms of an award should be treated as an exchange of the original award for a new award. Under ASC 718, the calculation of the incremental value associated with the new award is based on the excess of the fair value of the modified award based on current circumstances over the fair value of the original award measured immediately before its terms are modified based on current circumstances. That is, the value of the original (pre-modification) award will be estimated based on current assumptions, without regard to the assumptions made on the grant date, and, therefore, the expected term is not limited to the remainder of the expected term estimated on the grant date.

In connection with calculating the incremental value of the new awards under ASC 718, the Company measured the original award based on current circumstances immediately before the modification using a Monte Carlo pricing model and the new awards, both performance and service-based, at the grant date price of the modification. The following is the calculation of the incremental value associated with the new award (dollars in thousands):

Fair market value of modified service-based award	$107
Fair market value of modified performance-based award	200
Fair market value of modified awards	307
Fair market value of old award immediately before modification	229
Incremental expense resulting from modification of award	$78

The Company correctly applied the Monte Carlo pricing model as the valuation model used to value the original performance-based awards at the date of modification. However, in its Form 10-K, the Company incorrectly stated the Black Scholes-Merton pricing model was used. In its Form 10-K for the fiscal year ended December 31, 2013, the Company will revise its disclosure to correctly reference the model used for these awards.

Form 10-Q for the Quarterly Period Ended September 30, 2013

General

6.
We note that you filed your fiscal 2013 quarterly reports as a smaller reporting company. Please tell us how you qualified as a smaller reporting company during fiscal 2013. Provide to us the calculation of your public float as of the last business day of your fiscal 2012 and 2013 second fiscal quarters. Also tell us the anticipated reporting status for your fiscal 2013 Form 10-K and first quarter 2014 Form 10-Q. Refer to Item 10(f)(1)(i)-(iii) of Regulation S-K.

COMPANY RESPONSE:

In making our annual determination as to whether or not we were a smaller reporting company as provided for in Item 10(f)(2)(i)-(iii) of Regulation S-K, the Company determined it qualified as a smaller reporting company for all its quarterly reports to be filed for fiscal 2013 because its public float as of the last business day during the Company’s 2012 second fiscal quarter, or June 29, 2012, was $30,819,161 when the price of the Company’s common stock last sold at $2.90 per share on the New York Stock Exchange. The Company determined that of the 15,226,839 shares of common stock outstanding as of that date, the number of shares of common stock held by non-affiliates was 10,627,297 and the number of shares held by affiliates was 4,599,542. Even if one includes shares held by affiliates and non-affiliates, the Company’s market capitalization as of the last trading day in the 2012 second fiscal quarter was below $50 million. Because our public float was below $50 million as of the last business day of the Company’s 2012 second fiscal quarter, pursuant to Item 10(f)(2)(iii) of Regulation S-K the Company qualified as a smaller reporting company for 2013. Second, in making this annual determination, Item 10(f)(2)(i) of Regulation S-K states that an issuer “must reflect this determination in the information it provides in its quarterly report on Form 10-Q for the first fiscal quarter of the next year”. Accordingly, we first reflected this determination in our Quarterly Report on Form 10-Q for the Period Ended March 31, 2013 and we were required to continue to reflect this “in subsequent filings for [this] fiscal year” per Item 10(f)(2)(i) of Regulation S-K.

Our public float as of the last business day of our 2013 second fiscal quarter, or June 28, 2013, was $111,661,814, when the price of the Company’s common stock last sold at $10.18 per share on the New York Stock Exchange. In making this calculation, we have determined that of the 15,370,185 shares of common stock outstanding at such time, the number of shares of our common stock held by non-affiliates was 10,968,744.

Pursuant to Item 10(f)(2)(i)of Regulation S-K, we have determined that for the reports we file for fiscal 2014 we will not be a smaller reporting company and, beginning with our Form 10-K for the fiscal year ended December 31, 2013 and for our subsequent quarterly filings, we meet the definition of an “accelerated filer” as that term is defined in Rule 12b-2 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934.

Item 1. Financial Statements, page 3

6. Comprehensive Income (loss) and Accumulated Other Comprehensive Loss, page 13

7.	Please provide the disclosures required by ASC 220-10-45-12 in future filings or tell us why you believe such information is not required. See ASC 270-10-50-1.r. and ASC 220-10-45-17 through 45-17B.

COMPANY RESPONSE:

ASC 220, Comprehensive Income ("ASC 220") paragraph 10-45-12 requires the Company to disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, either on the face of the statement in which those components are displayed or in the notes to the financial statements. Management assessed the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, and determined the tax effects were immaterial, and therefore, did not include this disclosure.

In future SEC filings, if the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments is material, the required disclosures in ASC 220-10-45-12 will be included in the Comprehensive Loss and Accumulated Other Comprehensive Loss Footnote to the Consolidated Financial Statements.

* * * * *

As requested in the Staff’s November 21, 2013 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Company can be of further assistance in facilitating your review of the above response, please do not hesitate to contact me by phone at (919) 526-1403.

Sincerely,

/s/ Clifford E. Pietrafitta
Clifford E. Pietrafitta
Executive Vice President and CFO

cc:    Harold Bevis, President and CEO